SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of August 2008
PETROCHINA COMPANY LIMITED
16 Andelu, Dongcheng District
Beijing, The People’s Republic of China, 100011
(Address of principal executive offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑                              Form 40-F ☐
     (Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ___.)
     (Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ___.)
     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐                              No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-___.)

EXHIBITS
SIGNATURES
EX-1 Joint announcement

EXHIBITS

Exhibit Number
1	Joint announcement in relation to the Registrant’s acquisition of a 51.89% indirect interest in CNPC (Hong Kong) Limited.
FORWARD-LOOKING STATEMENTS
     This announcement contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to prospects of the Registrant’s natural gas businesses in the end-user market, the planned development of the Registrant’s natural gas operations and the anticipated benefits from the proposed acquisition of a 51.89% indirect interest in CNPC (Hong Kong) Limited.
     The words “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “seek”, “will” and “would” and similar expressions, as they related to the Registrant, are intended to identify a number of these forward-looking statements.
     By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in the future and are beyond the Registrant’s control. The forward-looking statements reflect the Registrant’s current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:
•	fluctuations in crude oil and natural gas prices;

•	failures to achieve continued exploration success;

•	failures or delays in achieving production from development projects;

•	failures or delays in fulfiling conditions for completion of the proposed acquisition of a 51.89% indirect interest in CNPC (Hong Kong) Limited as currently planned;

•	changes in demand for competing fuels in the target market;

•	continued availability of capital and financing;

•	general economic, market and business conditions;

•	changes in policies, laws or regulations of the PRC and other jurisdictions in which the

Registration and its subsidiaries conduct business; and

•	other factors beyond the Registrant’s control.
     The Registrant does not intend to update or otherwise revise the forward-looking statements in this joint announcement, whether as a result of new information, future events or otherwise. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this joint announcement might not occur in the way the Registrant expects, or at all. Please also see the “Risk Factors” section of the Registrant’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission. You should not place undue reliance on any forward-looking statement.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROCHINA COMPANY LIMITED (Registrant)
Date: August 28, 2008
	By:	/s/ Li Huaiqi
	Name:	Li Huaiqi
	Title:	Company Secretary